Exhibit 12

UNIVERSAL CORPORATION AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
	2010	2009	2010	2009
	(in thousands, except for ratios)
Earnings
Pretax income before equity in pretax
earnings (loss) of unconsolidated affiliates	$75,159	$69,402	$111,582	$131,584
Fixed charges (net of interest capitalized)	6,988	7,990	13,255	17,438
Distribution of earnings from unconsolidated affiliates	—	—	—	—

Total Earnings	$82,147	$77,392	$124,837	$149,022

Fixed Charges and Preference Dividends
Interest expense	$5,862	$6,694	$10,988	$14,849
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	314	489	639	978
Interest component of rent expense	812	807	1,628	1,611

Total Fixed Charges	6,988	7,990	13,255	17,438

Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	11,423	11,423

Total Fixed Charges and Preference Dividends	$12,699	$13,701	$24,678	$28,861

Ratio of Earnings to Fixed Charges	11.76	9.69	9.42	8.55

Ratio of Earnings to Combined Fixed Charges
and Preference Dividends	6.47	5.65	5.06	5.16